Exhibit 99.1

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES
Patagonia Gold Announces C$15 Million Private Placement
with a Lead Order from Palisades Goldcorp

February 10, 2021 Vancouver, B.C. Patagonia Gold Corp. (“Patagonia” or the “Company”) (PGDC.TSXV) is pleased to announce that it has entered into an agreement with Red Cloud Securities Inc. as lead agent, on behalf of a syndicate of agents (referred to collectively as the “Agents”) in connection with a “best efforts” private placement financing of up to 166,666,666 units of the Company (the “Units”) at a price of C$0.09 per Unit (the “Unit Price”) for gross proceeds to the Company of up to C$15 million (the “Offering”), with a lead order from Palisades Goldcorp Ltd. for C$2.7 million. Each Unit will consist of one common share of the Company (a “Common Share”) and one common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one Common Share at an exercise price of C$0.13 for a period of 36 months from the date of issuance thereof.

The Company has granted the Agents an option to sell up to an an additional 55,555,555 Units at the Unit Price for additional gross proceeds of up to C$5,000,000, exercisable in whole or in part at any time up to 48 hours prior to the closing date of the Offering.

The proceeds from the sale of Units will be used by the Company for exploration and development of the Company’s projects and general corporate and working capital purposes.

The Offering is expected to close on or about March 3, 2021, and is subject to certain closing conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the conditional acceptance of the TSX Venture Exchange. The securities issued under the Offering will be subject to a four-month hold period from the date of issue in accordance with applicable securities laws.

Participation by insiders of the Company (“Insiders”) in the Offering will be considered a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company will be exempt from the requirement to obtain a formal valuation or minority shareholder approval in connection with the Insiders’ participation in the Offering in reliance of Sections 5.5(b) and 5.7(1)(a) of MI 61-101. A material change report will be filed in connection with the participation of Insiders in the Offering less than 21 days in advance of the closing of the Offering, which the Company deems reasonable in the circumstances so as to be able to avail itself of potential financing opportunities and to complete the Offering in an expeditious manner.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Patagonia Gold

Patagonia Gold Corp. is a mining and development company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu project in Rio Negro and the development of the Cap Oeste underground project.  Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 365 properties in several provinces of Argentina and Chile and is one of the largest landholders in the Province of Santa Cruz, Argentina.

About Palisades Goldcorp

Palisades Goldcorp is Canada’s resource focused merchant bank. Palisades’ management team has a demonstrated track record of making money and is backed by many of the industry’s most notable financiers. With junior resource equities valued at generational lows, management believes the sector is on the cusp of a major bull market move. Palisades is positioning itself with significant stakes in undervalued companies and assets with the goal of generating superior returns.

For more information, please contact:

Dean Stuart
T: 403 617 7609
E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer
Patagonia Gold Corp.
E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to the timing for closing of the Offering, the receipt of regulatory approvals, the use of proceeds from the Offering, the listing of the Common Shares on the TSX Venture Exchange and the Company’s future plans and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. The Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.